Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2015
Earnings
Income before income taxes	$989
Add/(Deduct):
Equity in net income of affiliated companies	(16)
Dividends from affiliated companies	—
Fixed charges	1,241
Earnings	$2,214

Fixed charges
Interest expense	$1,237
Interest portion of rental expense (a)	4
Total fixed charges	$1,241

Ratios
Ratio of earnings to fixed charges	1.8
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(a)	One-third of all rental expense is deemed to be interest.